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                                                                    Exhibit 12.1

                                 Steelcase Inc.
                Computation of Ratio of Earnings to Fixed Charges
                              (Dollars in millions)

                                                                      Year Ended                             Six Months Ended
                                          February      February      February    February     February      August     August
                                          27, 2004      28, 2003      22, 2002    23, 2001     25, 2000     27, 2004   29, 2003
EARNINGS:
    Add:
         Income (loss) from
         continuing operations            $  (41.4)     $ (40.9)      $ (2.1)     $ 191.5      $ 183.7      $  0.6     $  (18.0)
         Income taxes (benefit)              (50.6)       (24.7)        (3.2)       109.5        115.2         0.2        (10.8)
         Cash distribution of income
         from unconsolidated joint
         ventures                              0.5          0.5          0.5            -            -         1.3          0.5
         Interest expense                     20.5         27.9         39.4         35.6         15.9        11.2         11.0
         Amortization of bond interest         0.3          0.3            -            -            -         0.1          0.2
         Estimated interest portion
         of rent expense                      22.2         19.9         21.3         18.2          9.2         9.6         11.1
                                          --------      -------       ------      -------      -------      ------     --------
    TOTAL EARNINGS                        $  (48.5)     $ (17.0)      $ 55.9      $ 354.8      $ 324.0      $ 23.0     $   (6.0)
                                          ========      =======       ======      =======      =======      ======     ========
FIXED CHARGES:
    Interest expense                      $   20.5      $  27.9       $ 39.4      $  35.6      $  15.9      $ 11.2     $   11.0
    Amortization of bond interest              0.3          0.3            -            -            -         0.1          0.2
    Estimated interest portion of rent
    expense                                   22.2         19.9         21.3         18.2          9.2         9.6         11.1
                                          --------      -------       ------      -------      -------      ------     --------
    TOTAL FIXED CHARGES                   $   43.0      $  48.1       $ 60.7      $  53.8      $  25.1      $ 20.9     $   22.3
                                          ========      =======       ======      =======      =======      ======     ========
RATIO OF EARNINGS TO FIXED CHARGES (1)           *            *            *         6.59        12.91        1.10            *
                                          ========      =======       ======      =======      =======      ======     ========

(1) The ratio of earnings to fixed charges is calculated by dividing earnings, as defined, by fixed charges, as defined. For this purpose, "earnings" consist of income from continuing operations before taxes and equity in net income of joint ventures and dealer transitions, plus fixed charges. For this purpose, "fixed charges" consist of interest incurred, a portion of rent expense and amortization of deferred debt expense.

* Earnings for the years ended February 27, 2004, February 28, 2003 and February 22, 2002 were inadequate to cover fixed charges by $91.5 million, $65.1 million and $4.8 million, respectively. Earnings for the six months ended August 29, 2003 were inadequate to cover fixed charges by $28.3 million.